                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K






             (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           For the transition period from              to
                                         --------------  --------------

                         Commission file number 33-47073


               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               The Scotts Company
                         Profit Sharing and Savings Plan

           B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                               The Scotts Company
                              14111 Scottslawn Road
                             Marysville, Ohio 43041




                      Index to Exhibits appears on Page 17

                              REQUIRED INFORMATION




The following financial statements and schedules for The Scotts Company Profit Sharing and Savings Plan are being filed herewith:


                                      Description                                                   Page No.
                                      -----------                                                   --------
Report of Independent Accountants                                                                        4

Financial Statements:

      Statements of Net Assets Available for Benefits
          as of December 31, 1997 and 1996                                                               5

      Statements of Changes in Net Assets Available for Benefits
          for the years ended December 31, 1997 and 1996                                                 6

      Notes to the Financial Statements                                                               7-14

Supplemental Schedules:

      Item 27(a) - Schedule of Assets Held for Investment
          Purposes as of December 31, 1997                                                              15

      Item 27(d) - Schedule of Reportable Transactions for
          the year ended December 31, 1997                                                              16

NOTE:      Supplemental schedules required by the Employee Retirement Income
           Security Act of 1974 that have not been included here are not applicable to The Scotts Company Profit Sharing and Savings Plan.

    Exhibit No.                              Description                                            Page No.
    -----------                              -----------                                            --------
         1           Consent of Independent Public Accountants                                          18

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                          THE SCOTTS COMPANY
                                          PROFIT SHARING AND SAVINGS PLAN



Date:       June 29, 1998                 /s/ ROSEMARY SMITH
     -----------------------              ---------------------------------
                                          Vice President, Human Resources
                                          Plan Administration Committee
                                          The Scotts Company
                                          Profit Sharing and Savings Plan

REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee of
The Scotts Company
Profit Sharing and Savings Plan
Marysville, Ohio

We have audited the accompanying statements of net assets available for benefits of The Scotts Company Profit Sharing and Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Columbus, Ohio
June 16, 1998

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 1997 and 1996


                                                1997             1996
                                                ----             ----

Assets:
    Cash and cash equivalents (see Note 9) $65,744,292 $ 2,957,035 Investments, at fair value:
      Equity securities                        2,424,046      47,635,915
      Fixed income securities                      9,239       7,241,425
      Loans to participants                      634,915         610,333
      Mutual funds                             4,273,812       4,452,797
      Guaranteed investment contracts          1,244,422       1,370,350
      Pooled seperate investment account       1,562,696       1,010,614
    Employer contribution receivable           1,104,640
    Accrued interest                             160,761         170,906
                                             -----------     -----------

      Total assets                            77,158,823      65,449,375
                                             -----------     -----------

Liabilities:
    Payable for purchase of investments                           57,375
    Accrued expenses                                              20,695
                                             -----------     -----------

      Total liabilities                                           78,070
                                             -----------     -----------

      Net assets available for benefits      $77,158,823     $65,371,305
                                             ===========     ===========



The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 1997 and 1996


                                                               1997              1996
                                                               ----              ----
Increases:
    Interest and dividends                                  $ 2,047,082     $ 2,218,325
    Net appreciation in fair value of investments            13,642,244       8,337,424
    Employer contributions                                    1,104,640
    Employee contributions                                    3,225,777       2,499,131
                                                            -----------     -----------

      Total increases                                        20,019,743      13,054,880

Decreases:
    Distributions                                             7,912,454       6,929,249
    Investment management and administrative fees               319,771         292,470
                                                            -----------     -----------

      Total decreases                                         8,232,225       7,221,719
                                                            -----------     -----------

      Net increase in net assets available for benefits      11,787,518       5,833,161

Net assets available for benefits, beginning of year         65,371,305      59,538,144
                                                            -----------     -----------

      Net assets available for benefits, end of year        $77,158,823     $65,371,305
                                                            ===========     ===========






The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS


  1.   PLAN DESCRIPTION:

       The Scotts Company (the Company) Profit Sharing and Savings Plan (the
       Plan) is a contributory defined contribution benefit plan. A summary plan description is provided to every eligible participant and includes significant provisions of the Plan, including eligibility, participant and company contribution limits, and distribution of benefits.

       Associates of the Company become participants of the Plan on the first day of the month immediately following or coincident with their date of employment. Associates are not eligible to receive any portion of the employer contribution until they have completed one year of service. Associates must complete 1,000 hours of service in order to be credited with one year of eligibility service. The annual employer contribution is determined at the discretion of the Board of Directors and is allocated to participants proportionately based upon their eligible wages. In lieu of all employer contributions being made to the Plan, participants may elect to receive one-half of the otherwise employer contribution in cash directly from the Company. The Plan also provides for participant tax-deferred savings contributions up to 15% of eligible wages. Aggregate contributions may not exceed the limit specified by the Internal Revenue Code. Participants are always fully vested in their contributions to the Plan, as well as the employer's contribution to the Plan on their behalf.

       The Plan provides for maintenance of five separate funds, as follows:

       A. GROWTH AND INCOME FUND: Assets may be invested in common or capital stock, bonds, notes, debentures or preferred stock, real estate, mortgages secured by real estate, interests in commingled trust funds, cash equivalents, and Company common stock.

       B. SCOTTS STOCK FUND: Assets consist entirely of Company common stock and cash equivalents.

       C. BOND FUND: Assets may be invested in certificates of deposit and interest-bearing savings accounts with recognized financial institutions, short-term obligations of the U.S. government, corporate obligations rated "A" or higher maturing in 10 years or less, prime rate commercial paper of less than one-year maturity, and cash equivalents.

       D. CASH MANAGEMENT FUND: Assets may be invested in short-term money market investments with a high degree of marketability and liquidity. These investments include, but are not limited to, commercial paper, demand notes, and short-term obligations of the U.S. government of less than 90-days maturity.

       E. LOANS TO PARTICIPANTS: Assets consist of loans made to participants from their savings contribution account. Participants are permitted to borrow no more than the lesser of $50,000, reduced by the excess of the highest outstanding balance of Plan loans during the previous year, or 50% of the value of the participants' accounts. Interest paid on the loans is included as income to the fund. Interest rates range from 7.0% to 10.0%.

        Additionally, the Plan also has the following 2 funds which can be invested in by employees of Scotts Miracle-Gro Products, Inc., a wholly owned subsidiary of the Company:

          i. GUARANTEED INVESTMENT CONTRACTS: Assets consist entirely of MassMutual guaranteed investments contracts.

          ii. POOLED SEPARATE INVESTMENT ACCOUNT: Assets consist entirely of units of participation in the MassMutual Core Equity Fund.

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS, CONTINUED


       Participants can change their contribution levels and/or their investment selection on a quarterly basis. The Plan entitles participants to retirement, death benefits, hardship withdrawals, and in-service distributions. The amount of the retirement and death benefits are equal to the undistributed balance in the participants' accounts determined as of the applicable valuation date as defined in the Plan. The Plan allows for in-service distributions to participants who have completed more than five years of participation in the Plan and attained age 59 1/2. Hardship distributions of participants' savings contributions are allowed when the participant has met the Internal Revenue Service criteria for hardship. Loans can be made to participants from their savings contribution account subject to the terms of the Plan.



  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       A. BASIS OF ACCOUNTING: The financial statements have been prepared under the accrual method of accounting.

       B. INVESTMENT VALUATION: Investments other than participant loans and investment contracts are stated at quoted market values. Loans to participants are valued at cost, which approximates market value. The Plan's Guaranteed Investment Contracts with MassMutual are valued based on the contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less withdrawls and administrative expenses. The contracts provide for a guaranteed return on principal. The guaranteed return is adjusted annually based on the actual return of the asset pool. Purchases and sales of investments are reflected on a trade-date basis.

          Gains and losses on sales of investments are based on specific identification of cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

          The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       C. EXPENSES: All administrative expenses are paid by the Plan.

       D. USE OF ESTIMATES: The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       E. RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

           risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.



  3.   INVESTMENTS IN THE SCOTTS COMPANY:

       At December 31, 1997 and 1996, the Plan had investments in the Company's common stock, as follows:

                                                                     1997                             1996
                                                         ------------------------------   ------------------------------
                                                                          FAIR MARKET                      FAIR MARKET
                                                            SHARES           VALUE           SHARES           VALUE
                                                         --------------   -------------   --------------  --------------
             Growth and Income Fund                                                             250,500   $   4,978,688

             Scotts Stock Fund                                  80,130    $  2,423,933           81,190       1,613,651
                                                         --------------   -------------   --------------  --------------

                                                                80,130    $  2,423,933          331,690   $   6,592,339
                                                         ==============   =============   ==============  ==============

       The Company's common stock is valued at quoted market prices, which were $30.25 and $19.88 per share at December 31, 1997 and 1996, respectively.

       THE SCOTTS COMPANY
       PROFIT SHARING AND SAVINGS PLAN

       NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

       4.   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
            INFORMATION:

       Changes in net assets available for benefits for the years ended December 31, 1997 and 1996, summarized by investment fund, are as follows:

                                                                      1997
                                     ---------------------------------------------------------------------
                                                                                   CASH
                                      GROWTH AND       SCOTTS                   MANAGEMENT     LOANS TO
                                      INCOME FUND    STOCK FUND    BOND FUND       FUND       PARTICIPANTS
                                     --------------  -----------  ------------  ------------  ------------
 Increases:
     Interest and dividends          $   1,258,630   $    3,163   $   637,675   $     5,915   $    54,053
     Net appreciation in fair
             value of investments       11,954,583    1,099,960        13,485       250,980
     Employer contributions
     Employee contributions              2,183,725      204,949       361,285       228,584
                                     -------------   ----------   -----------   -----------   -----------

     Total increases                    15,396,938    1,308,072     1,012,445       485,479        54,053
                                     -------------   ----------   -----------   -----------   -----------

 Decreases:
     Distributions                       5,379,651      203,414     1,094,423       950,877        62,367
     Investment  management and
             administrative fees           217,989        5,808        52,402        15,049        12,897
                                     -------------   ----------   -----------   -----------   -----------

     Total decreases                     5,597,640      209,222     1,146,825       965,926        75,264
                                     -------------   ----------   -----------   -----------   -----------

     Net increase (decrease) in net
            assets available for         9,799,298    1,098,850     (134,380)     (480,447)      (21,211)
          benefits

     Participant exchanges among       (3,287,491)    (141,849)     2,329,290     1,044,288        50,376
          funds


     Net assets available for
          benefits,
            beginning of year           48,806,970    1,552,042     8,249,217     3,776,362       605,750
                                     -------------   ----------   -----------   -----------   -----------


     Net assets available for
          benefits,
            end of year              $  55,318,777   $2,509,043   $10,444,127   $ 4,340,203   $   634,915
                                     =============   ==========   ===========   ===========   ===========

                                                               1997
                                       -----------------------------------------------------
                                                    GUARANTEED
                                         EQUITY     INVESTMENT
                                          FUND       CONTRACTS      OTHER          TOTAL
                                       -----------  -----------  -----------    -----------
 Increases:
     Interest and dividends            $     3,925  $    83,721  $              $ 2,047,082
     Net appreciation in fair
             value of investments          323,236                               13,642,244
     Employer contributions                                        1,104,640      1,104,640
     Employee contributions                124,624      122,610                   3,225,777
                                       -----------  -----------  -----------    -----------

     Total increases                       451,785      206,331    1,104,640     20,019,743
                                       -----------  -----------  -----------    -----------

 Decreases:
     Distributions                          23,158      198,564                   7,912,454
     Investment  management and
             administrative fees             7,915        7,711                     319,771
                                       -----------  -----------  -----------    -----------

     Total decreases                        31,073      206,275                   8,232,225
                                       -----------  -----------  -----------    -----------

     Net increase (decrease) in net
            assets available for           420,712           56    1,104,640     11,787,518
          benefits

     Participant exchanges among           131,370     (125,984)
          funds


     Net assets available for
          benefits,
            beginning of year            1,010,614    1,370,350                  65,371,305
                                       -----------  -----------  -----------    -----------


     Net assets available for
          benefits,
            end of year                $ 1,562,696  $ 1,244,422  $ 1,104,640    $77,158,823
                                       ===========  ============ ===========    ===========

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

                                                                                              1996
                                                                      ------------------------------------------------------
                                                                                                                   CASH
                                                                      GROWTH AND      SCOTTS                    MANAGEMENT
                                                                      INCOME FUND   STOCK FUND    BOND FUND        FUND
                                                                      ------------  -----------  -------------  ------------
 Increases:
     Interest and dividends                                           $ 1,168,416   $   10,298   $    680,123   $   223,082
     Net appreciation (depreciation) in fair value of investments       8,256,827       50,966       (160,646)       32,618
     Employee contributions                                             1,584,620      125,593        310,853       243,715
                                                                      -----------   -----------  ------------   -----------

          Total increases                                              11,009,863      186,857        830,330       499,415
                                                                      -----------   -----------  ------------   -----------

 Decreases:
     Distributions                                                      4,299,142      136,868      1,776,182       698,818
     Investment  management and administrative fees                       227,613        1,575         33,899        16,729
                                                                      -----------   -----------  ------------   -----------

          Total decreases                                               4,526,755      138,443      1,810,081       715,547
                                                                      -----------   -----------  ------------   -----------

          Net increase (decrease) in net assets
               available for benefits                                   6,483,108       48,414       (979,751)     (216,132)

     Participant exchanges among funds                                  3,023,121     (202,012)    (2,522,081)     (281,422)


     Net assets available for benefits, beginning of year              39,300,741    1,705,640     11,751,049     4,273,916
                                                                      -----------   -----------  ------------   -----------


          Net assets available for benefits, end of year              $48,806,970   $1,552,042   $  8,249,217   $ 3,776,362
                                                                      ===========   ===========  ============   ===========





                                                                                                   1996
                                                                            ----------------------------------------------------
                                                                                                       GUARANTEED
                                                                             LOANS TO       EQUITY     INVESTMENT
                                                                            PARTICIPANTS     FUND       CONTRACTS      TOTAL
                                                                            ------------  -----------  -----------  ------------
 Increases:
     Interest and dividends                                                 $    47,989   $    1,730   $   86,687   $ 2,218,325
     Net appreciation (depreciation) in fair value of investments                            157,659                  8,337,424
     Employee contributions                                                                  118,491      115,859     2,499,131
                                                                            -----------   ----------   ----------   -----------

          Total increases                                                        47,989      277,880      202,546    13,054,880
                                                                            -----------   ----------   ----------   -----------

 Decreases:
     Distributions                                                                6,169                    12,070     6,929,249
     Investment  management and administrative fees                                            5,118        7,536       292,470
                                                                            -----------   ----------   ----------   -----------

          Total decreases                                                         6,169        5,118       19,606     7,221,719
                                                                            -----------   ----------   ----------   -----------

          Net increase (decrease) in net assets
               available for benefits                                            41,820      272,762      182,940     5,833,161

     Participant exchanges among funds                                           (5,231)     101,051     (113,426)


     Net assets available for benefits, beginning of year                       569,161      636,801    1,300,836    59,538,144
                                                                            -----------   ----------   ----------   -----------


          Net assets available for benefits, end of year                    $   605,750   $1,010,614   $1,370,350   $65,371,305
                                                                            ===========   ==========   ==========   ===========

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS, CONTINUED


  5.   INVESTMENTS THAT REPRESENT 5% OR MORE OF NET ASSETS AVAILABLE FOR
       BENEFITS:

       At December 31, 1997 and 1996, the following investments had a fair value in excess of 5% of net assets available for benefits:

                                                                        1997         1996
                                                                     FAIR VALUE    FAIR VALUE

                 The Scotts Company Common Stock                    $              $6,592,339
                 One Group Prime Money Market
                       Fund                                          65,388,221
                 Northern Trust Company Short-Term
                       Extendable Portfolio Fund                      4,273,812     4,452,797



  6.   TAX STATUS:

       The Plan has received a favorable letter of determination from the Internal Revenue Service. Accordingly, the Plan is exempt under
       Section 401(a) of the Internal Revenue Code, and thus is not subject to income taxes.



  7.   PLAN TERMINATION:

       While the Company has not expressed any intent to discontinue the Plan or its contributions, it is free to do so at any time, subject to the penalties set forth in the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, the Plan provides that all participants would become fully vested and the Company would have the option to either maintain participant accounts in trust until such time as the participant would otherwise be entitled to a distribution under the Plan, or to immediately distribute participant accounts.



  8.   BENEFITS PAYABLE:

       Benefits were payable to Plan participants at December 31, 1997 and 1996 of $583,015 and $74,830, respectively.

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

       The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                    DECEMBER 31,
                                                             ---------------------------
                                                                 1997          1996
                                                             -----------    ------------
           Net assets available for benefits per
                 the financial statements                    $77,158,823    $65,371,305
           Amounts allocated to withdrawing
                 participants                                   (583,015)       (74,830)
                                                             -----------    -----------

                 Net assets available for benefits
                       per Form 5500                         $76,575,808    $65,296,475
                                                             ===========    ===========

       The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                  YEAR ENDED
                                                                  DECEMBER 31,
                                                                     1997
                                                                  ----------

             Benefits paid to participants per the
                   financial statements                           $7,912,454
             Add: Amounts allocated to withdrawing
                   participants at December 31, 1997                 583,015
             Less: Amounts allocated to withdrawing
                   participants at December 31, 1996                 (74,830)
                                                                  ----------

                   Benefits paid to participants per Form 5500    $8,420,639
                                                                  ==========


Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS, CONTINUED


 9.    SUBSEQUENT EVENT:

       Effective January 1, 1998, the Plan was amended to reflect the mergers of the Scotts-Sierra Horticultural Products Company Salaried Employees Savings and Investment Plan and the Hyponex Corporation and Subsidiaries Profit Sharing Plan and Trust with the Plan. Subsequent to January 1, 1998, net assets of approximately $16.5 million were transferred to the Plan in conjunction with the mergers. These mergers had no effect on participants' rights under the Plan.

       Subsequent to the merger of the plans, participants of the Plan were notified that Fidelity Institutional Retirement Services Company had been appointed as the new Plan trustee, and that new investment options would be offered in replacement of the existing investment options specified in
       Note 1. Prior to the transfer of funds to the new investment accounts, the existing Plan trustee liquidated a significant portion of the existing investment accounts and placed the proceeds in the One Group Prime Money Market fund.

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

as of December 31, 1997

                                                                         SHARES/PAR                   CURRENT
                        DESCRIPTION                                         VALUE         COST          VALUE
 Cash and cash equivalents:
     Cash                                                                             $   356,071   $   356,071
     One Group Prime Money Market Fund                                                 65,388,221    65,388,221
                                                                                      -----------   -----------

                                                                                       65,744,292    65,744,292
                                                                                      ===========   ===========
 Common Stocks:
     Hilton Hotels Corporation                                                    2             1            60
     The Scotts Company                                                      80,130     1,226,362     2,423,932
     Travelers Group Inc.                                                         1            11            54
                                                                                      -----------   -----------

                                                                                        1,226,374     2,424,046
                                                                                      ===========   ===========

 Fixed income securities:
     Federal Home Loan Mtg. Corp. 10.15%, due 4/15/06                         9,073         9,193         9,239
                                                                                      ===========   ===========

 Other investments:
     Participant loans with interest rates ranging from
          7.0% to 10.0%                                                                   634,915       634,915
                                                                                      ===========   ===========

 Mutual funds:
     Northern Trust Company Short-Term Extendable
          Portfolio Fund                                                  2,905,379     4,038,586     4,273,812
                                                                                      ===========   ===========


 MassMutual Guaranteed Investment
       Contract, 6%, no set maturity                                                    1,224,422     1,224,422
                                                                                      ===========   ===========

 Pooled Separate Investment Account:
       MassMutual Value Equity Fund                                             353       879,443     1,562,696
                                                                                      ===========   ===========


       Total assets held for investment purposes                                      $73,777,225   $75,893,422
                                                                                      ===========   ===========

THE SCOTTS COMPANY
PROFIT SHARING AND SAVINGS PLAN

ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

for the year ended December 31, 1997

                                                                                 TOTAL           TOTAL
                                                  NUMBER OF        NUMBER OF     DOLLAR         DOLLAR       NET GAIN
                                                  PURCHASES          SALES      VALUE OF       VALUE OF      OR (LOSS)
                                                                               PURCHASES         SALES
 Single Transactions:
    The One Group Prime Money Market Fund                  1                  $ 53,797,776
    The One Group Prime Money Market Fund                  1                     3,738,610

 Series of Transactions:
    The One Group Prime Money Market Fund                319            254     93,299,404    $30,743,822
    The Scotts Company                                     8             29      1,139,432      7,860,155   $ 6,634,349
    Dresser Industries, Inc.                               2              2      1,688,056      1,665,884      (22,172)
    GTE                                                    7              1      1,648,125      1,843,163       195,035
    Sears Roebuck & Co.                                   20              2      1,969,835      1,511,062     (458,772)
    Waste Management, Inc.                                 1              1      1,604,098      1,867,466       263,368

                               THE SCOTTS COMPANY
                         PROFIT SHARING AND SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K


                     For fiscal year ended December 31, 1997




                              INDEX TO THE EXHIBITS



        Exhibit                                                                              Page
        Number                             Description                                      Number
        ------                             -----------                                      ------
           1                Consent of Independent Public Accountants                          18